Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Terry French, Accounting Branch Chief

Re:     Intelsat S.A.

           Form 20-F for the fiscal year ended December 31, 2016

           Filed February 28, 2017

           File No. 1-35878

Dear Mr. French:

In connection with Intelsat S.A’s (“Intelsat”, “we”, “us”, or “our”) Form 20-F filed with the Securities and Exchange Commission (the “Commission”) as referenced above (the “Original Filing”), we are writing in response to the comment of the staff in the Division of Corporation Finance (the “Staff”) of the Commission received by letter, dated September 28, 2017. For the convenience of the Staff’s review, the Staff’s comment is set forth below and indicated in bold, followed by our response. In addition to the response below, an amendment to the Original Filing (the “Amendment”) has been filed today to address the Staff’s comment.

Form 20-F for the fiscal year ended December 31, 2016

Report of Independent Registered Public Accounting Firm, Page F-2

We note your response to our comment and re-issue our comment as the audit report filed contains a significant omission. In the first sentence of the audit opinion, your auditors only identified the consolidated balance sheets of Intelsat S.A. and subsidiaries. Please amend your filing to include an audit report that clearly identifies all of the financial statements that are audited. Please refer to PCAOB Auditing Standards 3101.06-08. In addition the audit report should refer to the supplemental statement schedule included in the index at page F-1, as required in Article 12 of Regulation S-X.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that we have filed the Amendment solely to correct the inadvertent error contained in the introductory paragraph of the previously filed Report of Independent Registered Public Accounting Firm of KPMG LLP relating to the audit of the Company’s consolidated financial statements, appearing on page F-2 of the Amendment, and the audit of the Company’s financial statement schedule as listed in the accompanying index.

* * * * *

Intelsat S.A.

4 rue Albert Borschette, L-1246 Luxembourg www.intelsat.com T +352-2784-1600 F +352 2784-1690

R.C.S. Luxembourg B 149970, VAT number LU 23667625

United States Securities and Exchange Commission

Division of Corporation Finance

October 11, 2017

If you have any questions, please do not hesitate to contact Jacques Kerrest at (703) 559-6869, Sajid Ajmeri, Vice President, Corporate & Securities at (703) 559-7601, or Andrew J. Brady at Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7513.

Sincerely yours,

Intelsat S.A.

/s/ Jacques Kerrest
Jacques Kerrest
Executive Vice President &
Chief Financial Officer

cc:	S. Bacica

M. Bryan